FORM 11-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-13810

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOCKET COMMUNICATIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOCKET COMMUNICATIONS, INC. 37400 CENTRAL COURT NEWARK, CA 94560

Socket Communications, Inc.
401(k) Plan
Financial Statements
December 31, 2003 and 2002

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

Financial Statements
December 31, 2003 and 2002

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Socket Communications, Inc.
401(k) Plan

We have audited the financial statements of the Socket Communications, Inc. 401(k) Plan as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

By	/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 14, 2004

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$ 2,009,005	$ 1,058,727
Participant loans	4,747	5,750

Assets held for investment purposes	2,013,752	1,064,477

Other receivables		1,600

Net assets available for benefits	$ 2,013,752	$ 1,066,077

See notes to financial statements.

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Dividends and interest	$ 18,064	$ 10,125
Net realized and unrealized appreciation (depreciation)
in fair value of investments
	628,590	(266,836)
	646,654	(256,711)

Contributions:
Participants'	318,813	270,034

Total additions	965,467	13,323

Deductions from net assets attributed to:
Withdrawals and distributions	17,792	46,424

Net increase (decrease) prior to transfer	947,675	(33,101)

Transfer of assets:
To the Plan		174,318
Net increase in net assets	947,675	141,217

Net assets available for benefits:
Beginning of year	1,066,077	924,860

End of year	$ 2,013,752	$ 1,066,077

See notes to financial statements.

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Socket Communications, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1996 by Socket Communications, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective November 30, 2003, new contributions were no longer allowed in the Socket Communications, Inc. Common Stock (Fund); participants in the Plan have until November 30, 2004 to liquidate their positions in the Fund

Effective January 1, 2002, the Plan document was amended to incorporate certain provisions from the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and GUST amendments.

During 2000, the Company purchased 3rd Rail Engineering, Inc. The Company maintained the 3rd Rail Engineering, Inc. 401(k) Plan as a separate plan until 2002 when the Company merged the 3rd Rail Engineering, Inc. 401(k) Plan into the Plan.

Administration - Under the terms of the Plan, a group of designated officers of the Company act as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and U.S. Bancorp Piper Jaffray (Piper Jaffray) to act as the custodian. Effective January 1, 2004, Wachovia Securities was appointed the custodian of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Piper Jaffray and invested based solely upon instructions received from participants. The Company's common stock is also an investment option.

The Plan's investments in mutual funds and the Socket Communications, Inc. Common Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make qualified non-elective matching contributions as defined in the Plan. No qualified non-elective matching contribution has been made for the years ended December 31, 2003 and 2002.

Vesting - Participants are fully vested in their account at all times.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount, installments, employer securities or other marketable securities equal to the value of the participant's account. The Plan allows for the automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2003 carry interest rates ranging from 4.25% to 4.75%.

NOTE 3 - PLAN MERGER/TRANSFER

In conjunction with the acquisition of 3rd Rail Engineering, Inc. by the Company, assets totaling approximately $174,000 were transferred from the 3rd Rail Engineering, Inc. 401(k) Plan into the Plan during 2002.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2003	2002

Alliance Premier Growth Fund	$ 192,380	$ 145,785
Lord Abbett Mid Cap Value Fund	301,087	180,812
MFS Ser TR V Total Return Fund	112,718	76,773
PIMCO Total Return Fund	61,449	65,772
Vanguard 500 Index Fund	299,191	117,711
First American Prime Obligations Fund	289,043	273,682
Liberty Acorn TR Fund	103,340	11,153
Socket Communications Common Stock Fund	491,288	112,333
Other funds individually less than 5% of net assets	163,256	80,456

Assets held for investment purposes	$ 2,013,752	$ 1,064,477

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Common stock	$ 443,372	($ 131,571)
Mutual funds	185,218	(135,265)
	$ 628,590	($ 266,836)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their account in the common stock of the Company. Aggregate investment in the Socket Communications, Inc. Common Stock Fund at December 31, 2003 and 2002 was as follows:

Date	Number of shares	Fair value
2003	147,102	$491,288
2002	156,018	$112,333

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOCKET COMMUNICATIONS, INC.
Registrant

Date: June 25, 2004	/s/ Kevin J. Mills
Kevin J. Mills President and Chief Executive Officer

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-106502) of Socket Communications, Inc. of our report dated May 14, 2004, with respect to the financial statements of the Socket Communications, Inc. 401(k) Plan included in this Annual Report on Form 11-K.

By /s/ Mohler, Nixon & Williams
         MOHLER, NIXON & WILLIAMS
         Accountancy Corporation

Campbell, California
June 24, 2004